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MAR 01 2011

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Burke (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
JEAN MARIE ANDERSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 12/21/2013

Timothy Burke
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income.
- ☐ (d) Consolidated Statement of Changes in Subordinated Borrowings.
- ☐ (e) Consolidated Statement of Changes in Member's Capital.
- ☐ (f) Consolidated Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2010. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, IL
February 24, 2011

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents		$ 147,555,410
Cash segregated under federal regulations		111,843
Receivables:		
Customers	$ 85,506,912	
Brokers, dealers, and clearing organizations	47,283,793	
Securities borrowed	24,166,934	
Deposits with clearing organizations	6,503,026	
Other	20,397,345	
		183,858,010
Trading securities:		
Corporate debt	52,167,559	
State and municipal obligations	24,524,702	
Equity	14,242,634	
Government and government agencies	2,780,599	
		93,715,494
Firm-owned investments		9,948,266
Secured demand notes (collateral market value of $90,561,000)		53,458,000
Fixed assets, at cost (net of accumulated depreciation and amortization of $97,170,589)		23,568,396
Other assets		6,045,839
Total assets		$ 518,261,258
Liabilities and Member's capital		
Payables:		
The Member	$ 138,778,043	
Partners of Member	22,503,400	
Customers	19,352,021	
Brokers, dealers, and clearing organizations	3,732,495	
Other	34,898,725	
		219,264,684
Securities sold, not yet purchased		21,845,948
Accrued expenses		64,893,705
Total liabilities		306,004,337
Subordinated borrowings		53,458,000
Member's capital		158,798,921
Total liabilities and Member's capital		$ 518,261,258

See accompanying notes.

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company, and its wholly owned subsidiaries, William Blair International, Limited (WBIL), and William Blair Global Holdings, (collectively, the Company). William Blair & Company, LLC is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Securities Exchange Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois. WBIL is registered with the UK Financial Services Authority (FSA). The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue

Proprietary transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement date basis. Futures contracts are marked to the market daily.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market fund investments of $119.9 million are included in cash and cash equivalents and are valued at reported net asset value.

Cash Segregated Under Federal Regulations

At December 31, 2010, cash of $111,843 is segregated under federal regulations for the benefit of customers and Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU 2010-06 amends Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures,* by requiring additional disclosures regarding fair value measurements. The Company has adopted ASU 2010-06 effective January 1, 2010, which did not have material impact on the Company's consolidated statement of financial condition as of December 31, 2010.

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Futures contracts are valued based on settlement prices on the exchange that they are traded.

2. Significant Accounting Policies (continued)

Firm-owned investments primarily include equity securities, short-term municipal debt obligations, which are valued in the same manner as other fixed income securities, and other funds that are valued at the underlying fund's reported net asset value on the date of valuation. Firm-owned investments may also include securities for which a market price is not available or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2010.

Securities Borrowed

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2010, the Company has received securities with a market value of $22.9 million related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years (22% of net). Leasehold improvements are amortized on a straight-line basis over the lessor of the lease term or useful life (50% of net). Software developed for internal use is capitalized along with purchased software and amortized on a straight-line basis over three years (28% of net).

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition.

Income Taxes

The Company and the Member are pass-through entities disregarded for federal and state income tax purposes. WBIL is subject to U.K. income taxes. Such foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits. At December 31, 2010, WBIL has an income tax liability of $503,000, which is included in other payables in the consolidated statement of financial condition.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2007 and any U.K. tax examinations for the years prior to 2009.

3. Deposits With Clearing Organizations

At December 31, 2010, cash of $6.5 million was pledged as collateral to secure deposit requirements at various clearing corporations.

4. Fair Value of Financial Instruments

ASC Topic 820 establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data. These financial instruments are measured using management's best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820.

4. Fair Value of Financial Instruments (continued)

The following table represents the fair value of financial instruments shown by level as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets				
Cash equivalents	$ 119.9	$ –	$ –	$ $119.9
Corporate debt	–	52.2	–	52.2
State and municipal obligations	–	24.1	0.4	24.5
Equity securities	12.6	0.6	1.0	14.2
Government and government agencies	–	2.8	–	2.8
Firm-owned investments	6.3	3.2	0.4	9.9
Total assets	$ 138.8	$ 83.0	$ 1.8	$ 223.5
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 14.4	$ –	$ –	$ 14.4
Corporate debt	–	7.4	–	7.4
Total liabilities	$ 14.4	$ 7.4	$ –	$ 21.8

5. Secured Demand Notes and Subordinated Borrowings

At December 31, 2010, the Company had subordinated borrowings of $53.5 million. Subordinated borrowings represent notes payable to current or former partners of the Member. The partners contributed secured demand notes payable of $53.5 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $22.2 million, included in payable to partners of the Member on the consolidated statement of financial condition, and securities with a market value of $68.3 million. At December 31, 2010, the Company paid an interest rate of 4% on its subordinated borrowings.

6. Derivative Contracts

The Company entered into exchange-traded futures contracts to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The notional amount of open futures contracts sold at December 31, 2010, is $20.6 million. During the year, 76 transactions were entered into at an average of 17 contracts per transaction. Netted against receivables from broker, dealer, and clearing organizations is approximately $(76,000), which represented the fair value of these contacts at December 31, 2010. The contract amount reflects the volume and activity and does not reflect the risk of loss due to counterparty nonperformance.

7. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2010, the Company had the following open contractual commitments:

Commitments to purchase	$ 54,651,000
Commitments to sell	$ 69,262,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2010, and were subsequently settled had no material effect on the consolidated statement of financial condition at that date.

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position.

7. Commitments and Contingent Liabilities (continued)

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2020. Future minimum annual lease payments required of the Company at December 31, 2010, are as follows:

Year	Lease Payments
	(In Millions)
2011	$ 10.5
2012	9.0
2013	9.0
2014	8.9
2015	8.5
2016–2020	15.9
Total minimum lease payments	61.8
Less sublease rental income	(0.5)
Net minimum lease payments	$ 61.3

As of December 31, 2010, the Company was contingently liable in the amount of $236,600 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB ASC Topic 360, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 3). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. At December 31, 2010, the Company had $58 million in credit extended to its customers. Management believes the margin deposits held at December 31, 2010, are adequate to minimize the risk of material loss that could be created by the positions currently held.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

8. Financial Instruments With Off-Balance Sheet Risk (continued)

Securities sold, not yet purchased consist primarily of equity and corporate debt securities and are valued at fair value. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources such as bank loans and securities loaned. The Company obtained margin collateral from customers with a market value of $105.7 million at December 31, 2010, none of which was used to collateralize bank loans or securities loaned. The Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Related-Party Transactions

Included in other receivables is $10.8 million of fee receivables from the William Blair Mutual Funds, Inc. (the Funds). The Company serves as the Funds' investment advisor and provides administrative services to the Funds under a management agreement. Included in firm-owned investments is $1.2 million of investments in various affiliated partnerships and the Funds.

The payable to the Member is payable on demand and incurs interest based on LIBOR.

10. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and partners who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary.

10. Retirement Plans (continued)

The Member has a non-contributory, defined-benefit cash balance pension plan (the Plan) that covers all eligible partners of the Member and certain employees of the Company. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and target income. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Member may determine to be appropriate. As all the partners of the Member are also engaged in the business of the Company, the Plan amounts are included in the consolidated financial statements of the Company. The Company has recognized the Plan activity in accordance with FASB ASC Topic 715, *Compensation – Retirement Benefits.*

The net underfunded status of the Plan as of December 31, 2010, was $4.1 million, which is included in payable to the Member on the consolidated statement of financial condition.

Changes in projected benefit obligation (PBO) and Plan assets for the year ended December 31, 2010, were as follows:

PBO Changes			Plan Assets Changes		
PBO, beginning of year	$	38.9	Fair value, beginning of year	$	37.4
Service cost		7.5	Actual return on assets		4.7
Interest cost		2.3	Employer contributions		7.1
Benefit payments		(2.5)	Benefit payments		(2.5)
Actuarial losses		4.6			
PBO, end of year	$	50.8	Fair value, end of year	$	46.7

The key assumptions used to determine the pension cost for the year ended December 31, 2010, were: (i) discount rate: 6.25%; and (2) expected return on assets: 8.00%. The accumulated benefit obligation and PBO values at December 31, 2010, reflect the total present value of each participant's Cash Balance Account.

10. Retirement Plans (continued)

The Company expects to contribute $4.1 million to the Plan in 2011. The Company will be terminating the Plan in 2011; as a result the estimated benefit payments will be $52.1 million during 2011. The Member anticipates offering a substantially similar plan to the current partners of the Member upon termination of the Plan.

The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of present and future beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The asset allocation model for the Plan assumes a range of 35% to 65% for both equity and debt securities and 0% to 10% for cash equivalents. As of December 31, 2010, the Plan assets invested in mutual funds composed of 44% equity securities and 42% debt securities and 13% cash equivalents. All of the mutual funds and cash equivalents are considered Level 1 financial instruments in the fair value hierarchy. $21.6 million of the Plan assets have been invested in mutual funds managed by an affiliate of the Company.

11. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2010, the Company had net capital of $88.7 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 193%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

12. Consolidated Subsidiaries

The assets of $14.1 million and the capital of $10.0 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2010, WBIL had net capital of $3.7 million and required net capital of $250,000. Excess net capital of $3.5 million is included as an allowable credit in the Company's computation of net capital. The capital of William Blair Global Holdings is not included in the computation.

Report of Independent Accountants on Applying Agreed-Upon Procedures

To Management of William Blair & Company, L.L.C.:

We have performed the procedures enumerated below, which were agreed to by management of William Blair & Company, L.L.C. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts derived from the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

William Blair & CO. LLC
222 W. Adams Street
Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 958,622.00

B. Less payment made with SIPC-6 filed (exclude interest) ($ 434,002.00)

_______________ Date Paid

C. Less prior overpayment applied (_______________)

D. Assessment balance due or (overpayment) $ 524,620.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______________

F. Total assessment balance and interest due (or overpayment carried forward) $ 524,620.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 524,620.00

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

William Blair & Company, LLC
(Name of Corporation, Partnership or other organization)

Timothy Burke
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 527,203,066.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — $ 569,789.00

(4) Interest and dividend expense deducted in determining item 2a. — $ 645,472.00

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — $ 1,215,261.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — $ 135,470,970.00

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 2,946,744.00

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — $ 5,161,808.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Nonperformance fee on lease and rent on sublet space. — $ 517,305.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 679,784.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 872,758.00

Enter the greater of line (i) or (ii) — $ 872,758.00

Total deductions — $ 144,969,585.00

2d. SIPC Net Operating Revenues — $ 383,448,742.00

2e. General Assessment @ .0025 — $ 958,622.00
(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end March 31, 2010 thru December 31, 2010. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) <u>Line 2a</u> For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) <u>Adjustments</u> The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) <u>Additions</u> Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) <u>Deductions</u> Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. <u>Interest on Assessments</u>. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
William Blair & Company, L.L.C.

In planning and performing our audit of the consolidated financial statements of William Blair & Company, L.L.C. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, IL
February 24, 2011

Ernst & Young LLP

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Consolidated Statement of Financial Condition

William Blair & Company, L.L.C.
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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